Exhibit 99.1

Fiverr Announces First Quarter 2022 Results

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Strong Q1’22 execution: We posted solid Q1 results amid a shifting macro environment. Q1 revenue was $86.7 million, a record for us. It was also the first time in any Q1 that we achieved Adjusted EBITDA profitability, a quarter when we typically front load marketing investments.

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New catalog experience on Fiverr Business: We rolled out major upgrades to the browsing experience on Fiverr Business, putting talent at the forefront to provide a more intuitive search experience for business buyers, while the e-commerce experience provides conversion and transaction efficiencies.

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AI Audition: A Fiverr Hackathon winner idea turned into the latest innovative product on the marketplace that allows buyers to input their text and listen to a sample narration from a voice over seller instantaneously, all powered by artificial intelligence.

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Strong brand awareness: A recent U.S. brand survey conducted with Ipsos indicated that Fiverr is the strongest freelance marketplace brand in terms of both aided and spontaneous brand awareness. Our U.S. brand awareness is also growing fast, speaking to the effectiveness of our long-term continuous investments into our brand equity.

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Guidance update: We saw more volatile trends on our marketplace in March and April with Europe being the most susceptible to the changing macro landscape. We provided Q2’22 guidance and updated our full year guidance to reflect the wider range of potential outcomes in the uncertain macro environment.

NEW YORK, May 11, 2022 - Fiverr International Ltd. (NYSE: FVRR), the company that is changing how the world works together, today reported financial results for the first quarter of 2022. Complete operating results and management commentary can be found in the Company’s shareholder letter which is posted to its investor relations website at investors.fiverr.com.

“Millions of businesses continue to turn to Fiverr to find a freelancer, as they enjoy the unmatched convenience, speed and selection of the on-demand digital services we provide,“ said Micha Kaufman, founder and CEO of Fiverr. “The Fiverr community is active, engaged and growing, and it is our relentless focus to innovate and bring value to our community every day.”

Ofer Katz, Fiverr’s President and CFO, added, “Our solid results in the first quarter demonstrate the resilience of our business and ability to execute amid volatile macro conditions. We are very pleased with the ongoing momentum in Fiverr Business and the exciting upmarket opportunities ahead of us. Our strong balance sheet and disciplined financial strategy provides a solid foundation for us to continue investing for growth and long-term shareholder value.”

First Quarter 2022 Financial Highlights

●	Revenue in the first quarter of 2022 was $86.7 million, an increase of 27% year over year.
●	Active buyers as of March 31, 2022 grew to 4.2 million, compared to 3.8 million as of March 31, 2021, an increase of 11% year over year.
●	Spend per buyer as of March 31, 2022 reached $251, compared to $216 as of March 31, 2021, an increase of 17% year over year.
●	Take rate for the first quarter of 2022 was 29.6%, up from 27.2% for the first quarter of 2021, an increase of 240 basis points year over year.
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GAAP gross margin in the first quarter of 2022 was 80.4%, a decrease of 270 basis points from 83.1% in the first quarter of 2021. Non-GAAP gross margin[1] in the first  quarter of 2022 was 83.5%, a decrease of 60 basis points from 84.1% in the firstquarter of 2021.

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GAAP net loss in the first quarter of 2022 was ($17.0) million, or ($0.46) basic and diluted net loss per share, compared to ($17.8) million, or ($0.49) basic and diluted net loss per share, in the first quarter of 2021. Non-GAAP net income[1] in the first quarter of 2022 was $4.6 million, or $0.13 basic net income per share and $0.11 diluted non-GAAP net income per share, compared to basic and diluted non-GAAP net loss per share of ($0.01), in the first quarter of 2021.

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Adjusted EBITDA[1] in the first quarter of 2022 improved to $3.9 million, compared to ($0.7) million in the first quarter of 2021. Adjusted EBITDA margin[1] was 4.5% in the first quarter of 2022, an improvement of 550 basis points from (1.0%) in the first quarter of 2021.

Financial Outlook

Our Q2’22 outlook and updated full year 2022 guidance reflects the recent trends in our marketplace given the increasing uncertainty in the macro environment. Our business trends in Europe have been particularly impacted by these macro headwinds. We are also providing a wider range of guidance than normal for both the top and bottom lines to reflect the wider range of outcomes that could result from the changing macro environment.

1 This is a non-GAAP financial measure. See “Key Performance Metrics and Non-GAAP Financial Measures” and reconciliation tables at the end of this release for additional information regarding the non-GAAP metrics used in this release.

Given the large opportunity ahead of us and our strong balance sheet, we do not expect to materially adjust our investment levels for the year. As a result, we expect a delayed pace in 2022 in progressing towards our long-term Adjusted EBITDA margin target of 25%. We remain committed to staying forthcoming and providing investors with updated business trends as they evolve.

	Q2 2022	FY 2022
Revenue	$86.0 - $87.5 million	$345.0 - $365.0 million
Year over year growth	14%-16% y/y	16%-23% y/y
Adjusted EBITDA	$3.0 - $4.0 million	$10.0 - $17.0 million

Conference Call and Webcast Details

Fiverr will host a conference call to discuss its financial results on Wednesday, May 11, 2022, at 8:30 a.m. Eastern Time. A live webcast of the call can be accessed from Fiverr’s Investor Relations website. An archived version will be available on the website after the call. Investors and analysts can participate in the conference call by dialing +1 (844) 200-6205, or +1 (929) 526-1599 for callers outside the United States, and enter the passcode, 950087.

About Fiverr

Fiverr’s mission is to revolutionize how the world works together. We exist to democratize access to talent and to provide talent with access to opportunities so anyone can grow their business, brand, or dreams. From small businesses to Fortune 500, over 4 million customers worldwide worked with freelance talent on Fiverr in the past year, ensuring their workforces remain flexible, adaptive, and agile. With Fiverr’s Talent Cloud, companies can easily scale their teams from a talent pool of skilled professionals from over 160 countries across more than 550 categories, ranging from programming to 3D design, digital marketing to content creation, from video animation to architecture.

Fiverr companies include ClearVoice, CreativeLive, Working Not Working, SLT Consulting and Stoke Talent. Don’t get left behind - come be a part of the future of work by visiting fiverr.com, read our blog, and follow us on Twitter, Instagram, and Facebook.

Investor Relations:
Jinjin Qian
investors@fiverr.com

Press:
Siobhan Aalders
press@fiverr.com

CONSOLIDATED BALANCE SHEETS
(In thousands)

	March 31,	December 31,
	2022	2021
	(Unaudited)	(Audited)
Assets
Current assets:
Cash and cash equivalents	$65,446	$71,151
Restricted cash	-	2,919
Marketable securities	146,796	118,150
User funds	147,016	127,713
Bank deposits	134,000	134,000
Restricted deposit	1,172	35
Other receivables	14,532	14,250
Total current assets	508,962	468,218

Marketable securities	291,800	317,524
Property and equipment, net	6,569	6,555
Operating lease right of use asset	11,351	11,727
Intangible assets, net	47,131	49,221
Goodwill	77,270	77,270
Other non-current assets	1,130	1,055
Total assets	$944,213	$931,570

Liabilities and Shareholders' Equity
Current liabilities:
Trade payables	$3,371	$8,699
User accounts	136,346	118,616
Deferred revenue	13,528	12,145
Other account payables and accrued expenses	61,630	44,260
Operating lease liabilities, net	3,393	3,055
Current maturities of long-term loan	-	2,269
Total current liabilities	218,268	189,044

Long-term liabilities:
Convertible notes	450,868	372,076
Operating lease liabilities	9,441	10,483
Long-term loan and other non-current liabilities	1,410	13,099
Total long-term liabilities	461,719	395,658
Total liabilities	$679,987	$584,702

Shareholders' equity:
Share capital and additional paid-in capital	505,710	585,548
Accumulated deficit	(233,527)	(237,585)
Accumulated other comprehensive income	(7,957)	(1,095)
Total shareholders' equity	264,226	346,868
Total liabilities and shareholders' equity	$944,213	$931,570

 CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	Three Months Ended
	March 31,
	2022	2021
	(Unaudited)
Revenue	$86,685	$68,320
Cost of revenue	16,977	11,546
Gross profit	69,708	56,774

Operating expenses:
Research and development	23,774	16,873
Sales and marketing	47,867	42,639
General and administrative	15,252	11,087
Total operating expenses	86,893	70,599
Operating loss	(17,185)	(13,825)
Financial income (expenses), net	230	(3,974)
Loss before income taxes	(16,955)	(17,799)
Income taxes	(20)	(45)
Net loss attributable to ordinary shareholders	$(16,975)	$(17,844)
Basic and diluted net loss per share attributable to ordinary shareholders	$(0.46)	$(0.49)
Basic and diluted weighted average ordinary shares	36,842,342	36,057,885

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended
	March 31,
	2022	2021
	(Unaudited)
Operating Activities
Net loss	(16,975)	(17,844)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	3,110	1,318
Amortization of discount of marketable securities	1,687	1,823
Amortization of discount and issuance costs of convertible notes	631	4,904
Shared-based compensation	18,003	10,483
Net gain from exchange rate fluctuations	(143)	(91)
Changes in assets and liabilities:
User funds	(19,303)	(22,343)
Operating lease ROU assets and liabilities, net	(329)	(529)
Other receivables	242	(708)
Trade payables	(5,419)	1,090
Deferred revenue	1,383	2,274
User accounts	17,730	20,293
Account payable, accrued expenses and other	6,524	4,106
Non-current liabilities	569	(241)
Net cash provided by operating activities	7,710	4,535

Investing Activities
Investment in marketable securities	(44,847)	(125,998)
Proceeds from sale of marketable securities	33,609	39,930
Bank and restricted deposits	(1,137)	-
Acquisition of business, net of cash acquired	-	(8,878)
Purchase of property and equipment	(493)	(311)
Capitalization of internal-use software	(399)	(142)
Other non-current assets	(78)	-
Net cash used in investing activities	(13,345)	(95,399)

Financing Activities
Payment of deferred issuance costs related to follow on offering	-	(376)
Payment of convertible notes deferred issuance costs	-	(34)
Proceeds from exercise of share options	711	4,788
Tax withholding in connection with employees' options exercises and vested RSUs	(1,574)	2,322
Repayment of long-term loan	(2,269)	(134)
Net cash provided by (used in) financing activities	(3,132)	6,566

Effect of exchange rate fluctuations on cash and cash equivalents	143	(377)
Decrease in cash, cash equivalents and restricted cash	(8,624)	(84,675)
Cash, cash equivalents and restricted cash at the beginning of period	74,070	268,030
Cash and cash equivalents at the end of period	65,446	183,555

KEY PERFORMANCE METRICS

	Three Months Ended
	March 31,
	2022	2021

Annual active buyers (in thousands)	4,249	3,812
Annual spend per buyer ($)	$251	$216

RECONCILIATION OF GAAP TO NON-GAAP GROSS PROFIT
(In thousands, except gross margin data)

	Three Months Ended
	March 31,
	2022	2021
	(Unaudited)
GAAP gross profit	$69,708	$56,774
Add:
Share-based compensation and other	707	279
Depreciation and amortization	1,956	437
Non-GAAP gross profit	$72,371	$57,490
Non-GAAP gross margin	83.5%	84.1%

RECONCILIATION OF GAAP NET LOSS TO NON-GAAP NET INCOME AND NET INCOME PER SHARE
(In thousands, except share and per share data)

	Three Months Ended
	March 31,
	2022	2021
	(Unaudited)
GAAP net loss attributable to ordinary shareholders	$(16,975)	$(17,844)
Add:
Depreciation and amortization	$3,110	$1,318
Share-based compensation	18,003	10,483
Contingent consideration revaluation, acquisition related costs and other	(63)	1,320
Convertible notes amortization of discount and issuance costs	631	4,904
Exchange rate gain, net	(93)	(455)
Non-GAAP net income	$4,613	$(274)
Weighted average number of ordinary shares - basic	36,842,342	36,057,885
Non-GAAP basic net income per share attributable to ordinary shareholders	0.13	(0.01)

Weighted average number of ordinary shares - diluted	41,427,757	36,057,885
Non-GAAP diluted net income per share attributable to ordinary shareholders	$0.11	$(0.01)

RECONCILIATION OF GAAP NET LOSS TO ADJUSTED EBITDA
(In thousands, except adjusted EBITDA margin data)

	Three Months Ended
	March 31,
	2022	2021
	(Unaudited)
GAAP net loss	$(16,975)	$(17,844)
Add:
Financial (income) expenses, net	$(230)	$3,974
Income taxes	20	45
Depreciation and amortization	3,110	1,318
Share-based compensation	18,003	10,483
Contingent consideration revaluation, acquisition related costs and other	(63)	1,320
Adjusted EBITDA	$3,865	$(704)
Adjusted EBITDA margin	4.5%	(1.0)%

RECONCILIATION OF GAAP TO NON-GAAP OPERATING EXPENSES
(In thousands)

	Three Months Ended
	March 31,
	2022	2021
	(Unaudited)
GAAP research and development	$23,774	16,873
Less:
Share-based compensation	6,205	4,102
Depreciation and amortization	201	187
Non-GAAP research and development	$17,368	$12,584

GAAP sales and marketing	$47,867	$42,639
Less:
Share-based compensation	4,430	2,588
Depreciation and amortization	860	639
Contingent consideration revaluation, acquisition related costs and other	-	297
Non-GAAP sales and marketing	$42,577	$39,115

GAAP general and administrative	$15,252	$11,087
Less:
Share-based compensation	6,661	3,514
Depreciation and amortization	93	55
Contingent consideration revaluation, acquisition related costs and other	(63)	1,023
Non-GAAP general and administrative	$8,561	$6,495

Key Performance Metrics and Non-GAAP Financial Measures

This release includes certain key performance metrics and financial measures not based on GAAP, including Adjusted EBITDA, Adjusted EBITDA margin, Non-GAAP gross profit, Non-GAAP gross margin, Non-GAAP operating expenses, Non-GAAP net income (loss) and Non-GAAP net income (loss) per share as well as operating metrics, including GMV, spend per buyer, active buyers and take rate. Some amounts in this release may not total due to rounding. All percentages have been calculated using unrounded amounts.

We define GMV or Gross Merchandise Value as the total value of transactions ordered through our platform, excluding value added tax, goods and services tax, service chargebacks and refunds. We define active buyers on any given date as buyers who have ordered a Gig or other services on our platform within the last 12-month period, irrespective of cancellations. Spend per buyer on any given date is calculated by dividing our GMV within the last 12-month period by the number of active buyers as of such date. Take rate is revenue for any such period divided by GMV for the same period.

Management and our board of directors use these metrics as supplemental measures of our performance that is not required by, or presented in accordance with GAAP because they assist us in comparing our operating performance on a consistent basis, as they remove the impact of items not directly resulting from our core operations. We also use these metrics for planning purposes, including the preparation of our internal annual operating budget and financial projections, to evaluate the performance and effectiveness of our strategic initiatives and to evaluate our capacity to expand our business.

Adjusted EBITDA, Adjusted EBITDA margin, Non-GAAP gross profit, Non-GAAP gross margin, Non-GAAP operating expenses, Non-GAAP net income (loss) and Non-GAAP net income (loss) per share as well as operating metrics, including GMV, spend per buyer, active buyers and take rate should not be considered in isolation, as an alternative to, or superior to net loss, revenue, cash flows or other performance measure derived in accordance with GAAP. These metrics are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Management believes that the presentation of non-GAAP metrics is an appropriate measure of operating performance because they eliminate the impact of expenses that do not relate directly to the performance of our underlying business.

These non-GAAP metrics should not be construed as an inference that our future results will be unaffected by unusual or other items. Additionally, Adjusted EBITDA and other non-GAAP metrics used herein are not intended to be a measure of free cash flow for management's discretionary use, as they do not reflect our tax payments and certain other cash costs that may recur in the future, including, among other things, cash requirements for costs to replace assets being depreciated and amortized. Management compensates for these limitations by relying on our GAAP results in addition to using Adjusted EBITDA and other non-GAAP metrics as supplemental measures of our performance. Our measure of Adjusted EBITDA and other non-GAAP metrics used herein is not necessarily comparable to similarly titled captions of other companies due to different methods of calculation.

See the tables above regarding reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures.

We are not able to provide a reconciliation of Adjusted EBITDA guidance for the second quarter of 2022, or the fiscal year ending December 31, 2022 to net loss, the comparable GAAP measure, because certain items that are excluded from Adjusted EBITDA cannot be reasonably predicted or are not in our control. In particular, we are unable to forecast the timing or magnitude of share based compensation, amortization of intangible assets, income or loss on revaluation of contingent consideration, other acquisition-related costs, convertible notes amortization of discount and issuance costs and exchange rate income or loss, as applicable without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, GAAP measures in the future.

Forward Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding our expected financial performance and operational performance for the second quarter of 2022 and the fiscal year ending December 31, 2022, our expected future Adjusted EBITDA profitability, our business plans and strategy, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: our ability to successfully implement our business plan during a global economic downturn caused by the COVID-19 pandemic that may impact the demand for our services or have a material adverse impact on our and our business partners’ financial condition and results of operations; our ability to attract and retain a large community of buyers and freelancers; our ability to achieve profitability; our ability to maintain and enhance our brand; our dependence on the continued growth and expansion of the market for freelancers and the services they offer; our ability to maintain user engagement on our website and to maintain and improve the quality of our platform; our dependence on the interoperability of our platform with mobile operating systems that we do not control; our ability and the ability of third parties to protect our users’ personal or other data from a security breach and to comply with laws and regulations relating to consumer data privacy and data protection; our ability to detect errors, defects or disruptions in our platform; our ability to comply with the terms of underlying licenses of open source software components on our platform; our ability to expand into markets outside the United States and our ability to manage the business and economic risks of international expansion and operations; our ability to achieve desired operating margins; our compliance with a wide variety of U.S. and international laws and regulations; our ability to protect our intellectual property rights and to successfully halt the operations of copycat websites or misappropriation of data; our reliance on Amazon Web Services; our ability to mitigate payment and fraud risks; our dependence on relationships with payment partners, banks and disbursement partners; our dependence on our senior management and our ability to attract new talent; the impact of currency exchange rate fluctuations on our results of operations; impacts resulting from inflationary pressures and geopolitical turmoil, including the war in Ukraine; and the other important factors discussed under the caption “Risk Factors” in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on February 17, 2022, as such factors may be updated from time to time in our other filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.